Exhibit (a)(32)

FOR IMMEDIATE RELEASE

Southwest Gas Comments on False and Misleading Letter from Carl Icahn

LAS VEGAS – April 5, 2022 – Southwest Gas Holdings, Inc. (NYSE: SWX) (“Southwest Gas” or the “Company”) today commented on an open letter to Southwest Gas stockholders published by Carl Icahn on April 4th, 2022, that included a number of false and misleading assertions with respect to the Company’s recent successful public offering of common stock to fund the equity portion of the MountainWest financing.

After thoroughly considering all of the available options, the Southwest Gas Board of Directors executed the equity offering – which was distributed to a diverse set of purchasers and enabled the Company to raise new equity capital in significantly smaller amounts and at a better price than initially projected – to maximize value for all Southwest Gas stockholders.

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In his April 4th letter, Mr. Icahn selectively quoted a letter sent on behalf of the Company to the Court of Chancery in connection with litigation brought against the Company by Mr. Icahn. Mr. Icahn then falsely accused the Company of “playing games” with the record date for the meeting in light of the successful equity financing. That is blatantly untrue. The Board proceeded with the equity offering with full knowledge that the purchasers of the newly issued shares would not be able to vote at the annual meeting because the record date already passed. In fact, SWX’s letter to the court that Mr. Icahn cited also contains the following sentence (which he intentionally did not reference): “Due to the March 21st, 2022 record date for this year’s Annual Meeting, these investors will not vote the newly acquired shares at the May 12th, 2022 Annual Meeting.” The entire letter is enclosed below so that stockholders can judge for themselves who is being honest with them and who is trying to mislead.

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Mr. Icahn also falsely claimed that he made a bona fide offer to purchase all of the equity to finance the MountainWest transaction at $82.50. In fact, Mr. Icahn made his illusory offer only after the Company announced the commencement of the public offering of common stock on March 28th, 2022. When the Company’s financial advisors earlier contacted Mr. Icahn on February 21st, 2022 to better understand the terms on which he would be willing to participate in an equity financing for MountainWest, Mr. Icahn stated that he would only be willing to provide financing if his tender offer closed first or, if the Company agreed to move forward with the tender offer and it did not close, he would provide financing on terms that he declined to define.

•	Mr. Icahn also failed to mention it would be illegal for Mr. Icahn to buy shares of SWX in a financing in light of his pending tender offer.

•	The Company will not comment on every false or misleading statement by Mr. Icahn, but the scope of yesterday’s misstatements were particularly egregious.

Letter sent on behalf of the Company to the Delaware Court of Chancery:

April 1, 2022

The Honorable Kathaleen St. Jude McCormick

Court of Chancery

500 North King Street

Wilmington, DE 19801

Re: Icahn Partners LP, et al. v. John P. Hester, et al.

C.A. No. 2021-1031-KSJM

Dear Chancellor McCormick:

We write on behalf of Defendants in the above-captioned action to briefly respond to Plaintiffs’ March 29, 2022 letter (“Plaintiffs’ Letter”). First, with respect to the Court’s ruling on Defendants’ pending motion for summary judgment, Defendants appreciate the Court’s diligence regarding the submitted matters and do not make a specific request from the Court in terms of the timing of its decision.

Second, Southwest Gas Holdings, Inc. (the “Company”) recently raised approximately $400 million in equity financing in an underwritten public offering at $74 a share in which a broad set of investors participated. Due to the March 21, 2022 record date for this year’s Annual Meeting, these investors will not vote the newly acquired shares at the May 12, 2022 Annual Meeting. The equity offering will be used to pay down the 364-day term loan that the Company previously used to close the acquisition of Dominion Energy Questar Pipeline, LLC and certain subsidiaries and affiliates (the “Questar Transaction”). The equity offering is both smaller than previously anticipated and at a better price than previously anticipated when the Company completed the Questar Transaction.

Under Rule 14e-5 of the Exchange Act, the Icahn Parties were legally prohibited from participating in this offering because of their pending tender offer. See 17 C.F.R. § 240.14e-5(a).

Finally, Plaintiffs’ Letter speculates inappropriately about Defendants’ motives and possible future events. The Company and its directors are working diligently to protect and enhance the Company’s value for its stockholders, and the directors will continue to exercise their informed and independent business judgment to achieve those goals.

If Your Honor has any questions, counsel is available at the Court’s convenience.

Sincerely,
/s/ Kevin M. Coen
Kevin M. Coen (#4775)

KMC

cc:	Richard D. Heins, Esquire

Stephen E. Jenkins, Esquire

About Southwest Gas Holdings, Inc.

Southwest Gas Holdings, Inc., through its subsidiaries, engages in the business of purchasing, distributing and transporting natural gas, and providing comprehensive utility infrastructure services across North America. Southwest Gas Corporation, a wholly owned subsidiary, safely and reliably delivers natural gas to over two million customers in Arizona, California and Nevada. The Company’s MountainWest subsidiary provides natural gas storage and interstate pipeline services within the Rocky Mountain region. Centuri Group, Inc., a wholly owned subsidiary, is a strategic infrastructure services company that partners with regulated utilities to build and maintain the energy network that powers millions of homes and businesses across the United States and Canada.

How to Find Further Information

This communication does not constitute a solicitation of any vote or approval in connection with the 2022 annual meeting of stockholders of Southwest Gas Holdings, Inc. (the “Company”) (the “Annual Meeting”). In connection with the Annual Meeting, the Company has filed a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”), which the Company has furnished to its stockholders in connection with the Annual Meeting. The Company may furnish additional materials in connection with the Annual Meeting. BEFORE MAKING ANY VOTING DECISION, WE URGE STOCKHOLDERS TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND WHITE PROXY CARD AND OTHER DOCUMENTS WHEN SUCH INFORMATION IS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE ANNUAL MEETING. The proposals for the Annual Meeting are being made solely through the definitive proxy statement. In addition, a copy of the definitive proxy statement may be obtained free of charge from www.swgasholdings.com/proxymaterials. Security holders also may obtain, free of charge, copies of the proxy statement and any other documents filed by Company with the SEC in connection with the Annual Meeting at the SEC’s website at http://www.sec.gov, and at the companies’ website at www.swgasholdings.com.

Important Information for Investors and Stockholders: This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer for the shares of the Company commenced by IEP Utility Holdings LLC and Icahn Enterprises Holdings L.P., the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF SOUTHWEST GAS HOLDINGS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of these documents free of charge at the SEC’s website at www.sec.gov, and at the Company’s website at www.swgasholdings.com. In addition, copies of these materials may be requested from the Company’s information agent, Innisfree M&A Incorporated, toll-free at (877) 825-8621.

Forward-Looking Statements: This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, without limitation, statements regarding Southwest Gas Holdings, Inc. (the “Company”) and the Company’s expectations or intentions regarding the future. These forward-looking statements can often be identified by the use of words such as “will”, “predict”, “continue”, “forecast”, “expect”, “believe”, “anticipate”, “outlook”, “could”, “target”, “project”, “intend”, “plan”, “seek”, “estimate”, “should”, “may” and “assume”, as well as variations of such words and similar expressions referring to the future, and include (without limitation) statements regarding expectations with respect to a separation of Centuri, the future performance of Centuri, Southwest Gas’s dividend ratios and Southwest Gas’s future performance. A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the timing and amount of rate relief, changes in rate design, customer growth rates, the effects of regulation/deregulation, tax reform and related regulatory decisions, the impacts of construction activity at Centuri, whether we will separate Centuri within the anticipated timeframe and the impact to our results of operations and financial position from the separation, the potential for, and the impact of, a credit rating downgrade, the costs to integrate MountainWest, future earnings trends, inflation, sufficiency of labor markets and similar resources, seasonal patterns, the cost and management attention of ongoing litigation that the Company is currently engaged in, the effects of the pending tender offer and proxy contest brought by Carl Icahn and his affiliates, and the impacts of stock market volatility. In addition, the Company can provide no assurance that its discussions about future operating margin, operating income, COLI earnings, interest expense, and capital expenditures of the natural gas distribution segment will occur. Likewise, the Company can provide no assurance that discussions regarding utility infrastructure services segment revenues, EBITDA as a percentage of revenue, and interest expense will transpire, nor assurance regarding acquisitions or their impacts, including management’s plans or expectations related thereto, including with regard to Riggs Distler or MountainWest. Factors that could cause actual results to differ also include (without limitation) those discussed under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and in the Company’s and Southwest Gas Corporation’s current and periodic reports, including our Quarterly Reports on Form 10-Q, filed from time to time with the SEC. The statements in this press release are made as of the date of this press release, even if subsequently made available by the Company on its Web site or otherwise. The Company does not assume any obligation to update the forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise.

Participants in the Solicitation: The directors and officers of the Company may be deemed to be participants in the solicitation of proxies in connection with the Annual Meeting. Information regarding the Company’s directors and officers and their respective interests in the Company by security holdings or otherwise is available in its most recent Annual Report on Form 10-K filed with the SEC and the recent definitive Proxy Statement on Schedule 14A filed with the SEC in connection with the Annual Meeting. Additional information regarding the interests of such potential participants is included in the proxy statement for the Annual Meeting and other relevant materials to be filed with the SEC.

Contacts

For investor information, contact: Boyd Nelson, (702) 876-7237, boyd.nelson@swgas.com; or Innisfree M&A Incorporated, Scott Winter/Jennifer Shotwell/Jon Salzberger, (212) 750-5833.

For media information, contact: Sean Corbett, (702) 876-7219, sean.corbett@swgas.com; or

Joele Frank, Wilkinson Brimmer Katcher, Dan Katcher / Tim Lynch, (212) 355-4449.